Munger, Tolles & Olson LLP

355 S. Grand Avenue

Los Angeles, California 90071

June 3, 2013

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:	Ms. Pamela Long
Ms. Era Anagnosti

Re:	Air Lease Corporation Registration Statement on Form S-4 File No. 333-188716, initially filed on May 20, 2013 Amendment No. 1, filed on June 3, 2013

Ladies and Gentlemen:

On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2013 relating to the above-referenced registration statement (the “Registration Statement”) filed with the Commission on Form S-4 (File No. 333-188716) on May 20, 2013.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No.1”), marked in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement filed on May 20, 2013.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 3, 2013

defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

General

Prospectus Cover Page

1.            We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the “red herring” legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

RESPONSE TO COMMENT 1

The Company has revised the prospectus cover page to reflect the Staff’s comment.

2.            Since the holders of old notes which are accepted for exchange, may receive a cash payment equal to the Accrued Interest Adjustment Amount, please disclose the maximum amount of cash which may be offered for these securities. In addition, in an appropriate section of the filing please disclose how you will finance such payment, including the payment of the Cash Rounding Amount discussed on page 6.

RESPONSE TO COMMENT 2

The Company has revised the disclosure on the prospectus cover page and on pages 6, 10  and 33 to reflect the Staff’s comment.

3.            Here or in an appropriate section of the filing, briefly explain what BXRAT “equals 1.053241” means.

RESPONSE TO COMMENT 3

The Company supplementally advises the Staff as follows:  The Company issued the currently outstanding 7.375% Senior Unsecured Notes due January 30, 2019 (the “old notes”) pursuant to the terms and conditions of a Note Purchase Agreement, dated as of January 20, 2012 (the “Original Purchase Agreement”).

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 3, 2013

The Original Purchase Agreement was amended by means of an Amendment to Note Purchase Agreement, effective as of April 29, 2013 (the “NPA Amendment”).  The defined term “Adjusted Exchange Ratio” in the NPA Amendment establishes that “BXRAT” (or exchange ratio) equals the value of 1.053241.  This value represents the ratio at which the parties to the NPA Amendment agreed that $1 principal amount of old notes would be exchanged for $1 principal amount of 5.625% Senior Notes due 2017, prior to any adjustment for the Accrued Interest Adjustment Amount.  It is a negotiated exchange ratio.

Forward-Looking Statements, page iii

4.            Please remove your references to Section 27A of the Securities Act and Section 21E of the Exchange Act. These provisions do not apply to tender offers. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

RESPONSE TO COMMENT 4

The Company has revised the “Forward-Looking Statements” section on page 2 to reflect the Staff’s comment.

The Exchange Offer, page 5

5.            Please include a separate section to explain any material differences in the rights of the note holders as a result of the exchange. See Item 4(a)(4) of Form S-4.

RESPONSE TO COMMENT 5

The Company has revised the disclosure on pages 10 and 73-83 to reflect the Staff’s comment.

Amended Note Purchase Agreement, page 6

6.            Please refer to the last paragraph of your disclosure under “Purpose of the exchange offer” on page 29. Briefly disclose here that the old noted will accrue additional interest at a rate of 0.50% per annum if the exchange offer is not completed by the Target Registration Date. Please revise your page 29 disclosure to clarify whether the rate of the additional interest will continue to accrue until maturity of the old notes in the event that the exchange offer is not consummated.

RESPONSE TO COMMENT 6

The Company has revised the disclosure on pages 7 and 31 to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 3, 2013

The New Notes, page 9

Special Interest, page 9

7.            To the extent known, please disclose how long you expect the Non-Rating Period to last.

RESPONSE TO COMMENT 7

The Company acknowledges the Staff’s comment and advises the Staff that, at this time, the Company does not know, and cannot reasonably estimate, whether or when the Non-Rating Period will end.  The Company has revised the disclosure accordingly on pages 11 and 44.

The Exchange Offer, page 29

Purpose of the exchange offer, page 29

8.            We note that the Note Purchase Agreement dated January 20, 2012, as well as the April 29, 2013 amendment were not incorporated by reference or filed as exhibits to the registration statement. Please file these documents as exhibits with your next amendment or otherwise tell us why you are not required to do so.

RESPONSE TO COMMENT 8

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, consistent with Item 601(b)(4)(iii)(A) of Regulation S-K, the aggregate principal amount of old notes originally issued by the Company ($155,000,000) represented at that time, and currently represents, less than 10 percent of the Company’s consolidated assets.  In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has filed as Exhibit 4.4 to Amendment No. 1 an Agreement Regarding Disclosure of Long-Term Debt Instruments, pursuant to which the Company agrees to furnish, upon the Commission’s request, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed 10 percent of the total consolidated assets of the Company.  In addition, the Company hereby supplementally provides copies of the Original Purchase Agreement, the NPA Amendment and the global note for the old notes.

Expiration date; extensions and amendments; termination, page 31

9.            In the second paragraph on page 32, briefly disclose the consequences of default if you fail to conform to your obligations under the exchange offer covenant, or otherwise cross reference the section of the filing where you make such disclosure.

RESPONSE TO COMMENT 9

The Company has revised the disclosure on page 34 to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 3, 2013

10.    Please advise us as to how oral notice of any termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

RESPONSE TO COMMENT 10

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 34 and 39 accordingly.

11.    Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

RESPONSE TO COMMENT 11

The Company has revised the disclosure on the prospectus cover page and on pages 6 and 33-35 to reflect the Staff’s comment.

12.    In the penultimate paragraph on page 32, we note that you reserve the right to delay acceptance for exchange of any old notes tendered pursuant to the exchange offer. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, please make this clear.

RESPONSE TO COMMENT 12

The Company has revised the disclosure on page 35 to reflect the Staff’s comment.

Conditions to the exchange offer, page 36

13.    Please refer to the last paragraph on page 37 relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 3, 2013

RESPONSE TO COMMENT 13

The Company respectfully acknowledges the Staff’s comment and supplementally confirms its understanding that waiver of a material condition, as described in the Staff’s comment, may require extension of the exchange offer and circulation of new disclosure to holders of the old notes.

Fees and expenses, page 38

14.    Please disclose the amount of fees payable to Jefferies LLC.

RESPONSE TO COMMENT 14

The Company has revised the disclosure on page 41 to reflect the Staff’s comment.

The Description of Notes, page 41

15.    You disclose that the new notes will be issued under the March 16, 2012 indenture. We note, however, that you have filed as Exhibit 4.2 the Form of Supplemental Indenture relating to the new notes. Please describe here the material terms of the supplemental indenture and tell us whether you expect to file this document in final form prior to effectiveness of the registration statement.

RESPONSE TO COMMENT 15

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), will enter into the Supplemental Indenture, the form of which was filed as Exhibit 4.2 to the Registration Statement, on the settlement date following expiration of the exchange offer.  The Supplemental Indenture will establish the following terms of the new notes, which will differ from the terms of the currently outstanding 5.625% Senior Notes due 2017 (the “existing notes”):

¡                 the aggregate principal amount of the new notes to be issued;

¡                 the date of issuance of the new notes; and

¡                 the date from which interest on the new notes will accrue.

The Supplemental Indenture will otherwise establish that the new notes will bear the same rate of interest as the existing notes, payable on the same dates on which interest is payable on the existing notes, and that the new notes will have such other terms and provisions as are reflected in the form of note attached as Exhibit A to the Senior Notes Indenture, dated March 16, 2012,

MUNGER, TOLLES & OLSON LLP

U.S. Securities and Exchange Commission

June 3, 2013

between the Company and the Trustee, which is incorporated by reference as Exhibit 4.1 to the Registration Statement.

The Company will file the final form of the Supplemental Indenture as an exhibit to a Current Report on Form 8-K on the settlement date.  The Company has revised the disclosure on page 43 to reflect the filing of the form of the Supplemental Indenture as an exhibit to the Registration Statement.

Exhibit 5.1 – Option of Munger, Tolles & Olson LLP

16.    It appears that the assumptions in paragraphs (c) and (d) represent facts readily ascertainable by counsel. In this regard, we note that the Exchange Securities will be issued under the Original Indenture and that the supplemental indenture will be executed prior to the registration statement being declared effective. Please advise or have counsel revise its opinion accordingly.

RESPONSE TO COMMENT 16

A revised opinion of counsel, which reflects the Staff’s comment regarding paragraph (c), has been filed as Exhibit 5.1 to Amendment No. 1.  Counsel to the Company respectfully acknowledges the Staff’s comment with respect to paragraph (d) of its opinion—that “the Original Indenture has been, and the Supplemental Indenture will have been, duly authorized, executed and delivered by the Trustee and the Indenture will constitute the legal, valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms”—but submits that paragraph (d) represents a legal conclusion with respect to the actions of the Trustee, rather than a fact readily ascertainable by counsel.

Please do not hesitate to contact Judith T. Kitano at (213) 683-9252 or me at (213) 683-9243 with any questions or comments regarding this response letter or Amendment No. 1.  Thank you for your assistance.

Respectfully submitted,

/s/ Katherine H. Ku

Katherine H. Ku

Encls.

cc:                              Gregory B. Willis, Senior Vice President and Chief Financial Officer (w/o encls.)
Carol H. Forsyte, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary (w/o encls.)
Judith T. Kitano, Munger, Tolles & Olson LLP (w/o encls.)